Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings (Loss) Per Common Unit

For the Periods

	January 1, 2008 Through December 31, 2008	January 1, 2007 Through December 31, 2007	January 1, 2006 Through December 31, 2006
Net Income (Loss)	$(409,741)	$(360,901)	$(171,661)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.10)	$(0.09)	$(0.04)

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